Exhibit 99.1

SINGAPORE (October 14, 2021) - Karooooo Ltd. (“Karooooo”), that owns 100% of Cartrack Holdings (“Cartrack”), today reported results for the second quarter of its 2022 financial year (“2022”) and Half-Year (“HY”), ended August 31, 2021.

“We delivered consistent growth in the second quarter of 2022. Our growth momentum in the number of subscribers continued, translating into 20% growth in revenue in the second quarter of 2022, compared to the second quarter of our 2021 financial year (“2021”). Despite the ongoing pandemic, the social unrest experienced in South Africa in July 2021 and the currency headwinds, total revenue increased 24% on a constant currency basis (a non-IFRS measure).

Our efforts and focus are to strategically build the leading mobility SaaS platform that maximizes the value of data. As the world evolves at pace, we believe that connectivity is the future and we now think beyond connected vehicles. We are investing for tomorrow in establishing a leading end-to-end all-inclusive mobility platform.

We believe that there is a significant economic upside to the large data pool that we have built and continue to build. We contextualize billions of data points on a daily basis and contribute significant value to the day-to-day operations of our customers. Further, we believe that there is significant untapped network effect value for other much needed related services given the size of our subscriber base.

Despite the significant strengthening of the South African Rand (ZAR) in the first half of 2022 compared to the first half of 2021, which negatively impacted revenue earned given that we report in ZAR, we are delighted that our growth expectations for 2022 remain unchanged.” Zak Calisto, CEO and Founder.

Karooooo Ltd. Announces Second Quarter and Half-Year 2022 Unaudited Financial Results

Second Quarter 2022 Highlights:

(All comparisons relative to the Second Quarter 2021)

SCALE

Karooooo’s strong growth momentum in the number of subscribers continues. Despite the disruption in sales caused by the social unrest experienced in July 2021 in South Africa and the global effects of the pandemic, our business model drove new customer additions, delivering growth in the total number of subscribers.

●	1,408,609 subscribers in total as of August 31, 2021, up 20% (Q2 2021: 1,175,173)

●	Net subscriber additions increased 1% to 42,139 (Q2 2021: 41,626)

GROWTH

●	Total revenue increased 20% to ZAR659 million (Q2 2021: ZAR551 million)

●	Total revenue increased 24% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 16% to ZAR628 million (Q2 2021: ZAR542 million)

●	Subscription revenue increased 21% on a constant currency basis (a non-IFRS measure)

●	In ZAR, Annualized Recurring Revenue (“ARR”), a non-IFRS measure, increased 15% to ZAR2,540 million as at August 2021 (August 2020: ZAR2,213 million).

●	In US Dollars (“USD”), ARR, a non-IFRS measure, increased 34% to USD175.1 million (August 2020: USD130.8 million).

Second Quarter 2022 Financial Overview

Subscription Revenue and Total Revenue

Karooooo achieved revenue growth of 20% in the second quarter of 2022. Subscription revenue growth was driven by Karooooo’s robust business model that delivered 20% growth in the number of subscribers to 1,408,609. The ZAR significantly strengthened against the basket of currencies in which Karooooo operates. On a constant currency basis (a non-IFRS measure) revenue grew 24% and subscription revenue by 21%. The ZAR appreciated by 15% against the USD and on average 14% compared to the rest of the group’s operating currencies.

Included in total revenue, ZAR9 million relates to revenue earned from Carzuka, a vertical currently in beta phase gaining traction and expected to launch in the fourth quarter of 2022.

Karooooo has high revenue visibility with subscription revenue accounting for 97% of total revenue (excluding revenue earned from Karooooo’s Carzuka platform) in the second quarter of 2022. Subscription revenue increased 16% to ZAR628 million driven by the growth in the number of subscribers. New subscriber additions of 42,139 in the second quarter of 2022 was 1% higher than the 41,626 in the second quarter of 2021. Growth in the second quarter of 2022 was impacted by disruption caused from the social unrest in South Africa, our largest segment, during July 2021, resulting in weaker sales for that month.

In ZAR, subscription ARR, a non-IFRS measure, increased 15% to ZAR2,540 million in August 2021, compared to ZAR2,213 million in August 2020. In USD, subscription ARR, a non-IFRS measure, increased 34% to USD175.1 million in August 2021, compared to USD130.8 million in August 2020. Subscription ARR was driven by the 20% increase in subscribers and influenced by the strengthening ZAR, with the ZAR to USD exchange rate of ZAR14.51 at the end of August 2021 compared to ZAR16.92 at the end of August 2020. Amounts in ZAR have been translated to USD using exchange rates as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on August 31, 2021.

Operating Expenses

As planned, operating expenses increased 25% to ZAR253 million compared to the second quarter of 2021 in preparation for future growth, with a significant recruitment drive focused mainly on sales, customer experience and R&D.

Sales and marketing basic salaries and marketing costs are major components of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component of operating expenditure increased 51% in this quarter compared to the second quarter of 2021 and we believe that the continued and strategic investment in this quarter places us well for long term growth and margin expansion as the group continues to enhance its vertically integrated sales and marketing teams and drives customer acquisition.

R&D operating expenditure increased 34% compared to the second quarter of 2021, supporting the continued improvement, enrichment and expansion of our SaaS platform.

General and administration expenditure increased only 11% compared to the second quarter of 2021, primarily as a result of growth.

●	Sales and marketing expenses as a percentage of subscription revenue increased to 13.5% compared to 10.4% in the second quarter of 2021.

●	R&D expenses as a percentage of subscription revenue increased to 5.8% compared to 5.0% in the second quarter of 2021.

●	General and administration expenses as a percentage of subscription revenue decreased to 21.0% compared to 22.0% in the second quarter of 2021.

Operating Profit and Earnings per Share

The group delivered operating profit of ZAR178 million for the period (Q2 2021: ZAR185 million), 4% lower than the second quarter of 2021.

Customer acquisitions, resulting in net subscriber additions of 42,139 during the quarter, provide context to the increased investment in sales and marketing expenditure which generally takes approximately 6 months to translate into customer acquisition. While the investment into sales and marketing headcount has materialized in part, management expects to see the benefit thereof, via growth in customer acquisition, by the end of the fourth quarter of 2022. The profit generated was ZAR123 million (Q2 2021: ZAR129 million).

Karooooo’s once-off IPO costs were fully accounted for by the end of the first quarter of 2022, thus reference to Adjusted profit and Adjusted earnings per share, both non-IFRS measures, is not applicable in the second quarter of 2022.

Earnings per share decreased 7% to ZAR3.85 in the second quarter of 2022 (Q2 2021: ZAR4.12) primarily due to Karooooo’s planned investment for future growth, as evident in the 4% decrease in operating profit. The decrease in earnings per share was further impacted by the increase in Karooooo’s weighted average number of ordinary shares in issue for the second quarter of 2022, at 31.0 million shares (Q2 2021: 20.3 million) as a result of Karooooo’s take-over of Cartrack Holdings and the capital raise when Karooooo listed on the NASDAQ in April 2021.

In June 2021, Cartrack declared ZAR120 million in dividends to Karooooo and incurred ZAR6 million dividend withholding taxation which negatively impacted earnings per share by ZAR0.19 during the second quarter of 2022. The dividend paid equated to USD8.3 million, using an exchange rate of ZAR13.69. The Group’s Capital Allocation Committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars, which will be translated into ZAR for reporting purposes.

All Singapore-resident companies are currently under the one-tier corporate tax system (“one-tier system”). Dividends received in respect of Karooooo ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore withholding tax, on the basis that we are a tax resident of Singapore and under the one-tier system. Under the one-tier system, the tax on corporate profits is final and dividends paid by a Singapore resident company are tax exempt in the hands of a shareholder that is a Singapore tax resident.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA, a non-IFRS measure, increased 3% to ZAR298 million (Q2 2021: ZAR289 million). Adjusted EBITDA margin, a non-IFRS measure, dropped to 45% compared to 52% in the second quarter of 2021, attributable to higher operating expenses as Karooooo invests for the future. Excluding the Carzuka business, the Adjusted EBITDA margin was 47% for the quarter.

Half-Year 2022 Highlights:

(All comparisons relative to the Half-Year 2021)

SCALE:

●	1,408,609 subscribers in total as of August 31, 2021, up 20% (Q2 2021: 1,175,173)

●	Net subscriber additions increased 111% to 102,609 (HY 2021: 48,658)

GROWTH

●	Total revenue increased 18% to ZAR1,285 million (HY 2021: ZAR1,086 million)

●	Total revenue increased 23% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 16% to ZAR1,234 million (HY 2021: ZAR1,068 million)

●	Subscription revenue increased 20% on a constant currency basis (a non-IFRS measure)

Half-Year 2022 Financial Overview

Subscription Revenue and Total Revenue

Karooooo achieved revenue growth of 18% and subscription revenue increased by 16% to ZAR1,234 million in the first half of 2022. Subscription revenue growth was driven by Karooooo’s robust business model that delivered a 20% growth in the number of subscribers to 1,408,609. On a constant currency basis (a non-IFRS measure) revenue grew by 23% and subscription revenue by 20%. The ZAR significantly strengthened against the basket of currencies in which Karooooo operates. The ZAR appreciated by 17% against the USD and on average by 15% compared to the rest of the group’s operating currencies. Karooooo has high revenue visibility with subscription revenue accounting for 97% of total revenue (excluding revenue derived from the beta launch of Carzuka, a network effect of our growing data pool which continues to benefit from our economies of scale). New customer additions contributed to the net increase of 102,609 in subscribers in the first half of 2022, 111% higher than the increase of 48,658 subscribers in the first half year of 2021.

Included in total revenue, ZAR11 million relates to revenue earned from Carzuka, a vertical currently in beta phase gaining traction and expected to launch in the fourth quarter of 2022.

Operating Expenses

As planned, operating expenses increased by 31% to ZAR503 million compared to the first half of 2021 in preparation for future growth with a significant recruitment drive focused mainly on sales, customer experience and R&D.

Sales and marketing basic salaries and marketing costs are major components of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather expensed when incurred. This component of operating expenditure increased by 60% in this half compared to the first half of 2021. We believe that the continued and strategic investment in the first half of 2022 places us well for long term growth and margin expansion as the group continues to enhance its vertically integrated sales and marketing teams and drives customer acquisition.

R&D operating expenditure increased by 39% compared to the first half of 2021, supporting the continued enrichment and expansion of our SaaS platform.

General and administration expenditure increased by 16% compared to the first half of 2021, primarily as a result of growth.

●	Sales and marketing expenses as a percentage of subscription revenue increased to 14.1% compared to 10.1% in the first half of 2021.

●	R&D expenses as a percentage of subscription revenue increased to 5.6% compared to 4.7% in the first half of 2021.

●	General and administration expenses as a percentage of subscription revenue remained stable at 21.1%.

Operating Profit, Profit, Adjusted Profit, Earnings per Share and Adjusted Earnings per Share

The group delivered operating profit of ZAR346 million for the first half year of 2022 (HY 2021: ZAR368 million), 6% lower than the first half of 2021. The group had net subscriber additions of 102,609 during the first half of 2022, 111% higher than in the first half of 2021, primarily as a result of an increased investment in sales and marketing expenditure which takes approximately 6 months to translate into customer acquisition. While the investment into sales and marketing headcount has materialized in part, management expects to see the benefit thereof, via growth in customer acquisition, by the end of the fourth quarter of 2022.

Profit for the first half of 2022 decreased 12% to ZAR231 million (HY 2021: ZAR262 million). Excluding the impact of once-off IPO costs expensed in the first quarter of 2022 (ZAR10 million), Adjusted profit, a non-IFRS measure, decreased by 8% to ZAR241 million (HY 2021: ZAR262 million) due to the group’s investment for future growth and the higher effective tax rate of 31% in the first half of 2022 compared to 29% in 2021, primarily attributable to once-off IPO costs that are not tax deductible.

Similarly earnings per share for the first half of 2022 decreased 13% to ZAR7.37 (HY 2021: ZAR8.43). Excluding the impact of once-off IPO costs expensed in the first quarter of 2022 (ZAR10 million), Adjusted earnings per share, a non-IFRS measure, decreased by 8% to ZAR7.74 in the first half of 2022 (HY 2021: ZAR8.43), primarily due to Karooooo’s planned investment for future growth. The decrease in earnings per share and Adjusted earnings per share, a non-IFRS measure, was further impacted by the increase in Karooooo’s weighted average number of ordinary shares in issue for the first half of 2022, at 28.1 million shares (HY 2021: 20.3 million) as a result of Karooooo’s take-over of Cartrack Holdings and the capital raise when Karooooo listed on the NASDAQ in April 2021.

The total IPO costs amounted to ZAR85 million of which ZAR36 million has been expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022) and ZAR49 million has been set-off against share capital.

The ZAR6 million dividend withholding taxation incurred when Cartrack declared a dividend to Karooooo in June 2021 negatively impacted earnings per share by ZAR0.19 during the first half of 2022.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA, a non-IFRS measure, increased 3% to ZAR573 million (HY 2021: ZAR555 million). In line with Karooooo’s investment for the future, the Adjusted EBITDA margin , a non-IFRS measure, dropped to 45% compared to 51% in the first half of 2021, attributable to higher operating expenses. After excluding the Carzuka business, the Adjusted EBITDA margin was 45% for the first half of 2022.

Management’s Assessment of Subscriber Unit Economics

Average Revenue per Subscriber per month

Average revenue per subscriber per month (“ARPU”) measures the monetization of Karooooo’s SaaS platform and is an indicator of pricing efficiency, competitiveness and market positioning. It is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three. ARPU is impacted by currency fluctuations.

Cost of Acquiring a Subscriber

Karooooo’s low cost of subscriber acquisition benefits from its vertically integrated business model, which allows it to control service levels, costs, improve efficiencies and be in direct contact with customers instead of relying on third parties.

		Three Months Ended August 31,
		2022	2021
Management’s assessment of cost of acquiring a subscriber	ZAR	2,066	1,953
Sales commission and telematics devices (Capitalized)[1]	ZAR	1,341	1,328
Sales and marketing operating expenses (Non-capitalized) [2]	ZAR	725	625

1.	Costs capitalized and depreciated through cost of sales over the expected useful life of the subscriber (60 months)

2.	Costs expensed through operating expenses when incurred

The cost of acquiring a subscriber (vehicles or other mobile assets on our platform) includes: the capitalized cost of the telematics equipment used for collecting raw data together with any labor related costs for automotive technicians and the cost of the direct sales commissions which were ZAR1,341 in the second quarter of 2022 (Q2 2021: ZAR1,328); and the non-capitalized marketing costs and sales salaries and associated costs which are expensed in the month incurred which were ZAR725 in the second quarter of 2022 (Q2 2021: ZAR625). Management’s assessment of the cost of acquiring a subscriber for the second quarter of 2022 was ZAR2,066, compared to ZAR1,953 for the second quarter of 2021.

In management’s modelling of unit economics, the full cost incurred in acquiring a subscriber (sales commission, telematics devices and sales and marketing operating expenses) is expensed through profit and loss over the expected useful life of the subscriber.

The ZAR100 increase in sales and marketing operating expenses per gross additional subscriber for the second quarter of 2022 (compared to the second quarter of 2021), all of which was expensed upfront when incurred during the quarter in accordance with IFRS accounting standards, is partly attributable to the July 2021 unrest in South Africa.

Subscriber Contract Life Cycle and Life Cycle Contribution per Subscriber

The average life cycle of a subscriber is an important indicator of the group’s ability to drive margin expansion. Based upon its latest internal actuarial assessment, the estimated average life of a vehicle on our platform is 60 months. When customers hold their vehicles on Karooooo’s SaaS platform for longer than 60 months, subscription revenue gross profit margins improve further.

		Three Months Ended August 31,
		2022	2021

Average revenue per subscriber per month (“ARPU”)[1]	ZAR	151	156
Subscriber contract life cycle	Months	60	60
Subscription revenue gross profit margin[2]	Percentage	70%	72%
Life cycle contribution per subscriber[3]	ZAR	6,342	6,739

1.	The group’s ARPU was marginally lower than the second quarter of 2021 largely as result of the recent strengthening of the ZAR against our regional operating currencies. The group’s ARPU has been fairly consistent since inception more than 15 years ago.

2.	Gross profit (excluding Carzuka) as a percentage of subscription revenue.

3.	ARPU multiplied by the contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit divided by subscription revenue.

Outlook

Karooooo has a history of consistent organic growth, scalability, strong earnings and financial discipline. The company has been highly cash generative with most of its revenues recurring in nature and has operated with high operating and Adjusted EBITDA margins.

Operating in a growing and materially underpenetrated global automotive market coupled with a growing vehicle parc and the trend of customers seeking digitalized software solutions to address higher operating costs, unproductive use of resources and inefficient workflows, we believe Karooooo remains well positioned for growth. The group offers a key “must have” service to its customers, driving efficiency through a powerful and differentiated digital platform that is feature-rich and vertically integrated.

Karooooo has multiple levers for expansion and continues to enhance and optimize the Cartrack platform for the evolving future of mobility to drive sustained profitable growth, supported and enhanced by its unleveraged balance sheet and strong cash position.

As a result of the numerous uncertainties associated with the ongoing impact of COVID-19, it is difficult to provide guidance with certainty. However, Karooooo’s growth expectation ranges for full year 2022 compared to full year 2021 remain unchanged to what was reported previously in the results announcement on July 19, 2021. Management expects the following ranges for full year 2022:

●	Number of subscribers between 1,500,000 and 1,600,000

●	Subscription revenue between ZAR2.5 billion and ZAR2.7 billion

●	Adjusted EBITDA margin between 45% and 50% (after excluding the Carzuka business)

Actual results may differ materially from Karooooo’s Financial Outlook as a result of the pandemic and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

Balance Sheet, Liquidity and cash flow

Karooooo has a robust balance sheet with ample capacity to fund organic growth and remains disciplined in its approach to capital allocation and cash management. Notwithstanding the significant and continuing investment in research, operations and distribution Karooooo has remained highly cash generative with a strong cash flow targets for the foreseeable future.

The Group’s Capital Allocation Committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars, which will be translated into ZAR for reporting purposes.

Cash and cash equivalents as at August 31, 2021

After the group paid a dividend of ZAR253 million in the third quarter of 2021, it raised gross cash proceeds of

USD33.8 million (equivalent to ZAR499.9 million) when it listed on the NASDAQ in the first quarter of 2022. After deducting the related corporate reorganization costs, IPO costs and the buy-out of Cartrack minority shareholders, the net proceeds raised from this corporate action in April 2021 equated to ZAR349 million. Karooooo ended the first half of 2022 with ZAR664 million in cash and cash equivalents, significantly higher compared to ZAR233 million at the end of the first half of 2021.

The group has a ZAR925 million bank facility with The Standard Bank of South Africa Limited for growth initiatives or other general corporate purposes.

Free Cash Flow

Cash generated from operating activities decreased 14% to ZAR442 million in the first half of 2022 (HY 2021: ZAR516 million) in line with the group’s continued and strategic investment into customer acquisition and long term growth, which contributed to the 111% increase in net subscriber additions to 102,609 in the first half of 2022 (HY 2021: 48,658).

Similarly, ahead of its anticipated growth outlook, Karooooo invested ZAR271 million into PPE and infrastructure during the first half of 2022, 19% more than the ZAR228 million invested in the first half of 2021.

The group generated Free Cash Flow, a non-IFRS measure, of ZAR171 million in the first half of 2022 compared to ZAR288 million in the first half of 2021.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with a paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

The ZAR4.0 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE. When Karooooo concluded its inward secondary listing on the JSE in April 2021, 99% of all minority shareholders bought out by Karooooo opted to reinvest the proceeds of the sale of their Cartrack shares into Karooooo

Half-Year 2022 Segmental Overview

South Africa

Management successfully navigated the operating environment through the third wave of COVID-19 infections and the social unrest experienced in July 2021. Karooooo leveraged its strong position and well-established national distribution network in South Africa which enabled solid growth in the quarter, contributing to Karooooo’s robust financial performance. Preparing for beyond the pandemic, the company significantly increased its headcount in South Africa by 710 employees over the last four quarters.

Revenue and subscription revenue in South Africa increased by 28% and 24% respectively, compared to the first half of 2021. Subscription revenue earned in South Africa remains the main contributor to the group’s total subscription revenue, accounting for more than 70% thereof in the first half of 2022.

At the end of the first half of 2022, South Africa had 1,094,001 subscribers, up 21% compared to the first half of 2021.

Based on our estimates, we are the largest and fastest growing enterprise mobility SaaS provider for commercial fleets in South Africa.

Asia Pacific, Middle East and United States

This segment is the second largest revenue contributor and we believe presents the greatest opportunity in the medium to long term as markets remain considerably underpenetrated due to fragmented market participants delivering entry-level offerings. During the first half of 2022 Asia experienced increased lock down restrictions with less travel given the new COVID-19 variants prevailing in this market. When these restrictions ease, management expects accelerating growth in the Asia segment. Asia is an attractive market given its size, low penetration, and favorable competitive environment. The highly fragmented market offers a meaningful opportunity for Karooooo to capture market share. Preparing for beyond the pandemic, we increased our headcount by 143 employees in the last four quarters in Southeast Asia.

The number of subscribers in this segment grew by 20% to 131,670 in the first half of 2022. On a constant currency basis (a non-IFRS measure) revenue in this region increased by 12% compared to the first half of 2021, after discounts allowed to loyal customers which remain affected by the pandemic. Revenue growth reported in ZAR decreased by 5% compared to the first half of 2021, negatively impacted by the significantly stronger ZAR.

The group’s strategic office in the United States continues to yield many key insights that have positively contributed to the group

Europe

The European segment delivered subscription revenue growth of 14% on a constant currency basis (a non-IFRS measure) driven by subscriber growth of 16%. This result was offset by currency headwinds with the ZAR strengthening significantly against the EURO, and revenue earned 1% lower compared to the first half of 2021. Karooooo’s intended expansion strategy in Europe remains encouraging and it now has 118,061 subscribers in Europe. Looking ahead, potential increased economic activity may provide the opportunity to add new enterprise customers in Europe.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Southern Africa. The number of subscribers increased by 7% to 64,877, however revenue decreased by 6% on a constant currency basis (a non-IFRS measure). The effects of the pandemic in this region lagged that of other regions and deteriorated further during the first half of 2022. The group’s results in Africa continue to be impacted by the discounts allowed to loyal customers who remain severely affected by the pandemic.

Events subsequent to the end of the Second Quarter of 2022

Karooooo strategically acquired 70.1% of Picup Technologies (Pty) Ltd. (“Picup”) in September 2021. Given that Cartrack’s mobility open eco system platform allows for seamless integration into third party systems, Picup a logistics cloud-based disruptive technology company located in South Africa, has been working with Cartrack to address the challenges of last-mile delivery through an integrated offering. As we think beyond connected vehicles, it is imperative that our cloud platform is a comprehensive mobility solution that addresses the needs of both our existing and future enterprise customers. Picup helps enterprises scale their operations without having to unnecessarily invest in additional assets. Our customers that use the Cartrack Delivery functionality on our platform are now able to have a one stop cloud platform to manage their fleets with the option of using crowd-sourced drivers when faced with unplanned demand.

Conference Call Information

Karooooo management will host a conference call and audio webcast on Friday, October 15, 2021 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Webcast: Registration is available at https://edge.media-server.com/mmc/p/4i5vcejb. A live and archived webcast of the conference call will also be available on the Company’s website at www.karooooo.com.

Conference call: Listeners may access the live conference call by dialing the following numbers and are advised to dial in approximately 10 minutes prior to the start of the call:

United States Toll Free: 1 833 239 5575

International: +65 678 012 01

Singapore Toll Free: 800 852 8350

South Africa Toll Free: 0800 014 509

United Kingdom Toll Free: 0800 279 8053

Access Code: 3298232

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of a mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation to over 1.4 million connected vehicles. With more than 76,000 commercial customers using the Cartrack (wholly owned by Karooooo) SaaS platform, it is management’s view that Karooooo is the largest SaaS provider to enterprises in South Africa and it also services thousands of enterprise customers abroad. The Cartrack platform provides customers with differentiated insights and data analytics to optimize their business and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)

Revenue	658,768	551,144	1,284,961	1,086,135
Cost of sales	(207,044)	(153,039)	(389,385)	(297,846)
Gross profit	451,724	398,105	895,576	788,289
Other income	500	340	1,285	518
Expected credit losses on financial assets	(21,659)	(10,734)	(48,063)	(38,064)
Operating expenses	(252,875)	(202,224)	(502,984)	(382,986)
Sales and marketing	(84,710)	(56,221)	(173,403)	(108,073)
General and administration	(131,857)	(118,956)	(260,532)	(225,188)
Research and development	(36,308)	(27,047)	(69,049)	(49,725)
Operating profit	177,690	185,487	345,814	367,757
Initial public offering costs (“IPO”)	-	-	(10,288)	-
Finance income	1,619	1,027	2,331	2,470
Finance costs	(3,019)	(1,760)	(4,910)	(3,337)
Profit before taxation	176,290	184,754	332,947	366,890
Taxation	(53,128)	(55,629)	(101,870)	(104,908)
Profit for the period	123,162	129,125	231,077	261,982

Profit attributable to:
Owners of the parent	119,148	83,736	207,423	171,477
Non-controlling interest	4,014	45,389	23,654	90,505
	123,162	129,125	231,077	261,982

Earnings per share
Basic and diluted earnings per share (ZAR)	3.85	4.12	7.37	8.43

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	3.85	4.12	7.74	8.43

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)
Profit for the period	123,162	129,125	231,077	261,982
IPO costs	-	-	10,288	-
Adjusted profit (a non-IFRS measure)	123,162	129,125	241,365	261,982

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

	As of August 31, 2021	As of February 28, 2021	As of August 31, 2020
	(ZAR Thousands)
ASSETS
Non-current assets
Goodwill	129,564	124,152	138,172
Intangible assets	61,947	59,339	49,376
Property, plant and equipment	1,223,897	1,137,192	1,100,348
Capitalized commission assets	231,591	201,075	163,633
Deferred tax assets	47,832	47,046	54,730
Loans to related parties	19,400	19,400	11,000
Long-term prepayment	10,889	-	-
Total non-current assets	1,725,120	1,588,204	1,517,259
Current assets
Inventories	4,039	-	-
Trade and other receivables and prepayments	360,729	324,170	286,489
Taxation	6,555	15,412	5,413
Cash and cash equivalents	664,176	104,937	233,077
Other financial asset	-	882,420	-
Total current assets	1,035,499	1,326,939	524,979
Total assets	2,760,619	2,915,143	2,042,238
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	2,739,629	10
Investment by owner	-	-	30,383
Foreign currency translation reserve	1,141	9,705	39,793
Retained income	1,384,794	815,215	898,430
Capital reserve[1]	(3,952,497)	-	-
Common control reserve[2]	(2,709,236)	(2,709,236)	-
Equity attributable to equity holders of parent	1,867,055	855,313	968,616
Non-controlling interest	22,464	427,133	388,848
Total equity	1,889,519	1,282,446	1,357,464
Liabilities
Non-current liabilities
Term loans	84,943	10,468	17,274
Lease liabilities	77,695	60,283	58,118
Deferred revenue	99,408	85,655	71,917
Deferred tax liabilities	53,341	42,024	49,011
Total non-current liabilities	315,387	198,430	196,320
Current liabilities
Term loans	2,591	5,462	3 021
Trade and other payables	286,892	281,882	222,759
Loans from related parties	5,710	891,977	9,078
Lease liabilities	36,854	38,401	42,076
Taxation	31,181	25,615	43,868
Provision for warranties	1,914	981	645
Deferred revenue	190,571	161,110	167,007
Bank overdraft	-	28,839	-
Total current liabilities	555,713	1,434,267	488,454
Total liabilities	871,100	1,632,697	684,774
Total equity and liabilities	2,760,619	2,915,143	2,042,238

1.	The ZAR4.0 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE. When Karooooo concluded its inward secondary listing on the JSE in April 2021, 99% of all minority shareholders bought out by Karooooo opted to reinvest the proceeds of the sale of their Cartrack shares into Karooooo.
2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)

Net cash flows from operating activities	168,946	295,817	441,972	516,066
Net cash flows utilized by investing activities	(163,339)	(132,520)	(290,369)	(241,117)
Net cash flows from/(utilized by) financing activities[1]	65,926	(170,104)	423,684	(189,171)
Net cash and cash equivalents movements for the period	71,553	(6,807)	575,287	85,778
Cash and cash equivalents as at the beginning of the period	553,584	245,596	76,098	146,591
Translation differences on cash and cash equivalents	39,059	(5,712)	12,791	708
Total cash and cash equivalents at the end of the period	664,176	233,077	664,176	233,077

1.	Including ZAR349 million of net proceeds of the corporate action in April 2021.

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)
Net cash generated from operating activities	168,946	295,817	441,972	516,066
Less: purchase of property, plant and equipment	(152,364)	(129,390)	(270,527)	(228,382)
Free Cash Flow (a non-IFRS measure)	16,582	166,427	171,445	287,684

Re-allocation in the statement of cash flows subsequent to cash flow statement disclosed for first quarter of 2022

In the first quarter of 2022, ZAR49 million of IPO costs were pre-paid and thus included in the first quarter 2022 statement of cash flows as an operating activity cash outflow. The pre-payment of these IPO costs is a financing activity, not an operating activity, and has thus been re-allocated in the currently reported statement of cash flows. The table below reconciles the first quarter 2022 statement of cash flows as reported previously to the current reporting:

	Previously Reported		Reported to account for re-allocation adjustment
	Three Months Ended May 31, 2021	Re-allocation adjustment	Three Months Ended May 31, 2021
	(ZAR Thousands)
Net cash flows from operating activities	223,822	49,204	273,026
Net cash flows utilized by investing activities	(127,030)	-	(127,030)
Net cash flows from/(utilized by) financing activities[1]	400,944	(43,186)	357,758
Net cash and cash equivalents movements for the period	497,736	6,018	503,754
Cash and cash equivalents as at the beginning of the period	76,098	-	76,098
Translation differences on cash and cash equivalents	(20,250)	(6,018)	(26,268)
Total cash and cash equivalents at the end of the period	553,584	-	553,584

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)
Profit for the period	123,162	129,125	231,077	261,982
Taxation	53,128	55,629	101,870	104,908
Finance income	(1,619)	(1,027)	(2,331)	(2,470)
Finance costs	3,019	1,760	4,910	3,337
Depreciation of property, plant and equipment and amortization of intangible assets	119,881	103,156	226,886	187,317
IPO costs	-	-	10,288	-
Adjusted EBITDA (a non-IFRS measure)	297,571	288,643	572,700	555,074

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share
Basic and diluted earnings per share (ZAR)	3.85	4.12	7.37	8.43
Weighted average number of ordinary shares in issue at period end (000’s)	30,951	20,333	28,128	20,333
Basic and diluted earnings
Profit attributable to ordinary shareholders	119,148	83,736	207,423	171,477

Adjusted basic and diluted earnings per share (a non-IFRS measure)
The calculation of Adjusted basic and diluted earnings per share (a non-IFRS measure) has been based on the Adjusted profit attributable to ordinary shareholders (a non-IFRS measure) and the weighted average number of ordinary shares in issue.
Adjusted basic and diluted earnings per share (a non-IFRS measure)	3.85	4.12	7.74	8.43
Weighted average number of ordinary shares in issue at period end (000’s)	30,951	20,333	28,128	20,333
Reconciliation between basic earnings and Adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	119,148	83,736	207,423	171,477
Adjust for: IPO costs	-	-	10,288	-
Tax effect on above	-	-	-	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure	119,148	83,736	217,711	171,477

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED HEADLINE EARNINGS AND ADJUSTED HEADLINE EARNINGS PER SHARE

(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2021	2020	2021	2020
	(ZAR Thousands)
Headline earnings per share (a non-IFRS measure)
The calculation of headline earnings per share has been based on the profit attributable to ordinary shareholders computed in terms of SAICA circular 1/2019 and the weighted average number of ordinary shares in issue as determined above in basic earnings per share section.
Headline earnings per share (ZAR) (a non-IFRS measure)
Basic and diluted headline earnings per share (ZAR)	3.84	4.11	7.35	8.43
Weighted average number of ordinary shares in issue at period end (000’s)	30,951	20,333	28,128	20,333
Reconciliation between basic earnings and headline earnings (ZAR 000’s)
Basic earnings	119,148	83,736	207,423	171,477
Adjust for
Profit/(loss) on disposal of property, plant and equipment	(301)	(164)	(963)	(247)
Tax effect on above	84	46	269	69
Headline earnings attributable to ordinary shareholders (ZAR 000’s)	118,931	83,618	206,729	171,299

Adjusted headline earnings per share (a non-IFRS measure)
The calculation of Adjusted headline earnings per share has been based on the profit attributable to ordinary shareholders computed in terms of SAICA circular 1/2019 and the weighted average number of ordinary shares in issue as determined above in basic earnings per share section.
Adjusted headline earnings per share (ZAR) (a non-IFRS measure)
Basic and diluted Adjusted headline earnings per share (ZAR)	3.84	4.11	7.72	8.43
Weighted average number of ordinary shares in issue at period end (000’s)	30,951	20,333	28,128	20,333
Reconciliation between headline earnings and Adjusted headline earnings (ZAR 000’s)
Headline earnings (a non-IFRS measure)	118,931	83,618	206,729	171,299
Adjust for: IPO costs	-	-	10,288	-
Tax effect on above	-	-	-	-
Adjusted headline earnings attributable to ordinary shareholders (ZAR 000’s) (a non-IFRS measure)	118,931	83,618	217,017	171,299

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended August 31, 2021

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended August 31, 2020, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended August 31,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Subscription revenue as reported	627,637	541,563	16%
Conversion impact of other currencies	26,619	-	5%
Subscription revenue on a constant currency basis	654,256	541,563	21%

TOTAL REVENUE

	Three Months Ended August 31,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Total revenue as reported	658,768	551,144	20%
Conversion impact of other currencies	22,209	-	4%
Total revenue on a constant currency basis	680,977	551,144	24%

Six Months Ended August 31, 2021

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the six months ended August 31, 2020, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Six Months Ended August 31,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Subscription revenue as reported	1,233,503	1,067,852	16%
Conversion impact of other currencies	45,633	-	4%
Subscription revenue on a constant currency basis	1,279,136	1,067,852	20%

TOTAL REVENUE

	Six Months Ended August 31,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Total revenue as reported	1,284,961	1,086,135	18%
Conversion impact of other currencies	46,574	-	5%
Total revenue on a constant currency basis	1,331,535	1,086,135	23%

DEFINITIONS

Adjusted Profit

Adjusted profit, a non-IFRS measure, is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022.

Adjusted Earnings per Share

Adjusted earnings per share, a non-IFRS measure, is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022.

Adjusted EBITDA

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin, a non-IFRS measure, as Adjusted EBITDA, a non-IFRS measure, divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (ARR)

ARR, a non-IFRS measure, is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month (August 2021) and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU, a non-IFRS measure, is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow, a non-IFRS measure, as net cash generated from operating activities less purchases of property, plant and equipment. Free Cash Flow margin is calculated as Free Cash Flow divided by revenue. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow and Free Cash Flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. We believe that Free Cash Flow and Free Cash Flow margin are useful indicators of liquidity and the ability of the company to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow and Free Cash Flow margin to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Headline earnings per share (HEPS)

The inclusion of HEPS, a non-IFRS measure, in this press release is a requirement of our listing on the JSE. Basic and diluted HEPS is calculated using profit which has been determined based on IFRS. Accordingly, this may differ to the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework. Basic or diluted HEPS is calculated using IFRS net income adjusted for the (profit)/loss on sale of property, plant and equipment divided by the weighted average number of ordinary shares in issue. We have provided a reconciliation between our net income used to calculate basic and diluted earnings per share and headline earnings used to calculate HEPS and have included the weighted average number of shares in issue for the period.

Adjusted headline earnings per share

Adjusted headline earnings per share, a non-IFRS measure, is calculated using Adjusted profit, a non-IFRS measure, defined above (which excludes the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022), adjusted for the (profit)/loss on sale of property, plant and equipment divided by the weighted average number of ordinary shares in issue.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 28, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.